

November 21, 2012

Via E-mail
Ms. Anna T. Chew
Vice President and Chief Financial Officer
UMH Properties, Inc.
3499 Route 9 North
Suite 3C
Freehold, NJ 07728

> **Re: UMH Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 1-12690**

Dear Ms. Chew:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2012

Note 3 – Investment Property and Equipment, page 12

1.   Your response to prior comment 4 from our letter dated November 5, 2012, indicates that the bonus payment received is an incentive to sign the lease, but that it is not part of the lease and that you have no further obligation relating to the payment. Please clarify to us how you determined that the incentive is not part of the lease for accounting purposes and that paragraphs 6 and 7 of ASC 840-20-25 do not apply by analogy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant